EXHIBIT 10.5

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into as of March 9, 2012 (the “Effective Date”) by and between STONEGATE MORTGAGE CORPORATION, an Ohio corporation (the “Company”), and JAMES J. CUTILLO (“Executive”).

WHEREAS, the Company desires to continue to retain the benefit of the Executive’s skill, knowledge and experience, and the Executive desires to continue to render services to the Company;

WHEREAS, the Company has determined that it is in the Company’s best interest to secure the services of the Executive and to provide the Executive certain additional benefits; and

WHEREAS, the Executive and the Company desire to enter into this Agreement setting forth the terms and conditions for continuing the employment relationship of the Executive with the Company;

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt of which is mutually acknowledged, the Company and Executive agree as follows:

1. Employment. The Company hereby agrees to continue to employ Executive, and Executive hereby agrees to continue such employment with the Company, in each case, on the terms and subject to the conditions hereinafter set forth. Executive acknowledges and affirms that Executive is not a party to any other agreement (including without limitation a restrictive covenant, trade-secret, or non-competition agreement) which may cause the Company to incur any obligations or liabilities either to Executive or to any prior employer. Executive further represents and warrants that the execution and delivery by Executive of this Agreement and the performance by Executive of Executive’s obligations hereunder will not, with or without the giving of notice or the passage of time, or both, (a) violate any judgment, writ, injunction or order of any court, arbitrator, or governmental agency applicable to Executive, or (b) conflict with, result in the breach of any provisions of or the termination of, or constitute a default under, any agreement to which Executive is a party or by which Executive is or may be bound. Executive covenants and agrees that Executive will not, in connection with the provision of services to the Company, use or disclose any information of any person or entity in violation of any contract or legal requirement.

2. Term. The term (the “Term”) of this Agreement shall extend from the date first above written (the “Commencement Date”) until the second anniversary of the Commencement Date; provided, however, that the term of this Agreement shall automatically be extended for two additional years on the second anniversary of the Commencement Date and on each second anniversary thereafter unless, not less than sixty (60) days prior to each such date, either party shall have given notice to the other that it does not wish to extend this Agreement. If the Company gives such notice to Executive, it shall be deemed to be a termination without Cause within the meaning of this Agreement. Notwithstanding the foregoing, the Term shall also terminate upon any date of termination of Executive’s employment pursuant to Section 8 of this Agreement.

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3. Position and Responsibilities. While employed by the Company, Executive shall serve as the Company’s Chief Executive Officer (“CEO”) and shall be a member of the Company’s Board of Directors. As CEO, Executive shall have such duties and authority as shall be determined from time to time by the Board of Directors of the Company (the “Board”). While employed by the Company, Executive will devote Executive’s full business time and best efforts to the performance of Executive’s duties hereunder and the business and affairs of the Company and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the rendition of such services to the Company either directly or indirectly, without the prior written consent of the Board; provided, however, that Executive may engage in religious, charitable or other community activities without the approval of the Board as long as such services and activities are disclosed to the Board and do not materially interfere with the Executive’s performance of the Executive’s duties to the Company. While employed by the Company, Executive shall primarily work from the Company’s office in Indianapolis, Indiana and shall not be required to work from the Company’s other offices more than fifteen (15) business days during any consecutive sixty (60) business days without Executive’s prior consent.

4. Base Salary. As compensation for services rendered to the Company in 2012, the Company shall pay Executive a base salary at the annual rate of $300,000. Executive’s base salary shall be reconsidered for an increase annually by the Board of Directors, but his base salary for any year shall not be less than his base salary for the prior year unless any such decrease is part of a Company payroll reduction policy generally impacting all Company employees or generally impacting all senior executives of the Company and the decrease to Executive’s Base Salary is not materially disproportionate to the percentage decrease in salary applicable to other senior executives of the Company. The base salary in effect at any given time is referred to herein as “Base Salary.” The Base Salary shall be payable in accordance with the Company’s then current payroll practices.

5. Annual Bonus.

(a) No later than January 31 of each year, the Board shall establish financial targets (“Financial Targets”) and strategic goals (“Strategic Goals”) for the Company for such calendar year upon which any bonus payable to Executive with respect to such calendar year shall be determined; provided that the Strategic Goals and Annual Budget (defined below), setting forth the Budgeted Targets and Stretch Targets, for the 2012 calendar year shall be established by the Board no later than thirty (30) days following the date of this Agreement. For each calendar year during the Term, Executive shall be entitled to receive an aggregate maximum bonus of up to 200% of the Base Salary (the “Annual Bonus”), which shall be determined as follows:

(i) 50% of the Annual Bonus shall be based on the Financial Targets specified by the Board for such calendar year, as determined below:

(A) 50% of the Base Salary if the Company achieves or exceeds the budgeted Net Income and EBITDA (the “Budgeted Targets”) as set forth in the annual budget for such calendar year (the “Annual Budget”);

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(B) 100% of the Base Salary if the Company achieves or exceeds the stretch targets Net Income and EBITDA (the “Stretch Targets”) as set forth in the Annual Budget for such calendar year; or

(C) a percentage of Base Salary between 50% and 100%, determined based on straight-line interpolation, if Net Income and EBITDA falls between the Budgeted Targets and the Stretch Targets.

(ii) 50% of the Annual Bonus shall be based on the Strategic Goals, as specified by the Board for such calendar year.

The Financial Targets and Strategic Goals shall be subject to adjustment by the Board in good faith to reflect the projected effects of any capital raises, acquisition(s) or disposition(s) of any business(es) or material assets (including, without limitation, the projected effects of the exercise by Stonegate Investors Holdings LLC (“SIH”) of the Option pursuant to, and as such term is defined in, Section 1.3(a) of the Series D Preferred Stock Purchase Agreement, dated as of the date hereof, by and between the Company and SIH (the “Purchase Agreement”)) . For purposes of this Agreement, “EBITDA” means Net Income plus, to the extent deducted in the calculation of Net Income, (i) depreciation of fixed assets, (ii) amortization of intangible assets including those related to mortgage servicing rights, as well as any impairment and/or fair value adjustments related to mortgage servicing rights, (iii) non-mortgage and servicing related interest expense, (iv) income taxes, and (v) the effects (either positive or negative) of any non-cash gains or losses exclusive of fair value adjustments for derivative assets or loans held for sale, in each case, as reflected on the Company’s consolidated financial statements for the applicable calendar year, determined in accordance with GAAP and consistent with the Company’s past practices. For purposes of this Agreement, Net Income” means the pre-tax operating income of the Company, measured on an accrual basis in accordance with GAAP, net of all (that is, reduced by) total costs and expenses incurred by the Company, plus, but only to the extent included as an increase to net income in the Annual Budget for the applicable calendar year (i) Purchaser Transactions Expenses (as defined in the Purchase Agreement) or reimbursement by the Company (ii) any management fees paid by the Company under that certain Management Agreement dated as of the date hereof between the Company and Long Ridge Equity Partners LLC; and (iii) any fees paid by the Company to Richard Mirro in respect of his appointment to the Board of Directors of the Company, in each case, as reflected on the Company’s consolidated financial statements for the applicable calendar year, determined in accordance with GAAP and consistent with the Company’s past practices.

(b) At the election of Executive, but only if Executive shall then be an active employee of the Company, all or a portion of the aggregate Annual Bonus earned by Executive hereunder may be payable in Stock Awards, as defined in the Stonegate Mortgage Corporation 2011 Omnibus Incentive Plan (as may be amended, modified or replaced from time to time, the “Omnibus Plan”). The number of shares of the Company’s common stock, $0.001 par value (the “Common Stock”) that the Executive shall be entitled to receive with respect to any Stock Awards as contemplated by this clause (b) shall equal the quotient of (x) the amount of the Annual Bonus elected by Executive for this purpose, and (y) the per share Market Value (as defined in Section 13 of this Agreement) of Common Stock, calculated as of December 31 in the year in which

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such Annual Bonus was earned. Any such election by the Executive shall be made in writing, addressed to the chairman of the Board, and delivered within ten (10) business days after Executive receives written notice that any Annual Bonus shall have been awarded to him.

(c) Except as otherwise provided below, any Annual Bonus shall be earned if and only if Executive remains in the full-time employment of the Company through the end of the calendar year of the Company to which it relates, and, if so earned, shall be payable within 30 days following the completion of the Company’s annual audited financial statements for the calendar year to which it relates, it being understood that if the Executive’s employment hereunder is terminated by the Company without Cause (as defined hereafter), by death or Disability (as defined hereafter) or by Executive pursuant to a Good Reason Resignation (as defined hereafter), Executive shall be entitled to all Annual Bonuses earned by Executive, if any, in respect of any previously completed calendar years of the Company but unpaid as of the close of business on the date of termination of his employment. In addition, if Executive’s employment hereunder is terminated by the Company without Cause, by death or Disability or by Executive pursuant to a Good Reason Resignation at any time during the calendar year, Executive will be entitled to receive a pro rated portion of the Annual Bonus, if any, that Executive would have been paid had he remained employed through the end of such calendar year, such pro rated Annual Bonus to be based on the number of days Executive was employed by the Company during the year of termination and payable within 30 days following the completion of the Company’s annual audited financial statements for the calendar year to which it relates, and such pro rated Annual Bonus to be earned and payable if and only if the Executive remains in full compliance with his obligations under Section 10 hereof. The annual audited financial statements referred to in this Section 5(c) shall be completed within six (6) months following the end of the calendar year to which the statements relate.

6. Incentive Equity Compensation. In addition to his Base Salary and any Annual Bonus earned hereunder, each calendar year during the Term, Executive will be considered for a grant of awards of Stock Options, at the sole discretion of the Board, under and pursuant to the terms of the Omnibus Plan. No terms or provisions subject to any Stock Option grant shall be inconsistent with the terms of this Agreement. In the event of any conflict between this Agreement and any Stock Option grant, the terms of this Agreement shall control.

7. Executive Benefits and Expenses. While employed by the Company, Executive shall be entitled to participate in the Company’s employee benefit plans as in effect from time to time, on the same basis as those benefits are generally made available to other senior executives of the Company; provided, however, that the Company shall pay, but only to the extent that such payments would not reasonably be expected to result in the Company’s failure to comply with the nondiscrimination requirements of Section 105(h) of the Internal Revenue Code of 1986, as amended (or any successor or similar federal or state law, rule or regulation), 100% of Executive’s health (including vision and dental) insurance premiums. In the event that payment of Executive’s health insurance premiums would reasonably be expected to result in the failure to comply with Section 105(h) (or other successor or similar law, rule or regulation), the Company shall increase Executive’s Base Salary by an amount equal to the quotient of (x) Executive’s portion of such annual premiums paid by Executive, divided by (y) seven tenths

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(0.7). Executive shall be entitled to vacation time of four (4) weeks for each calendar year during the Term. Such paid vacation days shall be taken at times mutually convenient to Executive and the Company. While employed by the Company, reasonable business expenses incurred by Executive in the performance of Executive’s duties hereunder shall be reimbursed by the Company in accordance with then current Company policies applicable to other senior executives of the Company. The Company also agrees to reimburse Executive for the expense of leasing a vehicle in an amount of up to $950 per month and also to reimburse Executive for the expense of operating such vehicle (e.g., fuel, maintenance, insurance, licensing and registration expenses, etc.).

8. Termination. Executive’s employment may be terminated by either party at any time and for any or no reason and such termination shall not be a breach of this Agreement.

(a) Termination by the Company for Cause. Executive’s employment may be terminated by the Company for Cause at any time upon delivery of written notice to Executive. If Executive’s employment is terminated by the Company for Cause, Executive shall be entitled to receive (i) the Base Salary through the date of termination; (ii) reimbursement for any unreimbursed business expenses incurred by Executive in accordance with Company policy prior to the date of Executive’s termination; (iii) such employee benefits, if any, as to which Executive has a vested right under the terms and conditions of the employee benefit plans or policies of the Company, all reduced by any amounts owed by Executive to the Company, and (iv) Executive’s earned but unused vacation ((i), (ii), (iii) and, (iv) above are collectively “Accrued Rights”). Following such termination of Executive’s employment by the Company for Cause, Executive shall have no further rights to any compensation or any other benefits under this Agreement or otherwise. “Cause” shall mean termination of Executive on any of the following grounds: (i) continued failure by Executive to perform Executive’s material duties with respect to the Company or its affiliates for a period of more than 30 days after receipt of written notice from the Company of Executive’s failure to perform duties; (ii) fraud, misappropriation, embezzlement or acts of similar dishonesty; (iii) conviction of a felony or any other crime involving moral turpitude; (iv) illegal use of drugs or excessive use of alcohol in the workplace; (v) misconduct that would reasonably be expected to subject the Company or its affiliates to criminal or civil liability; (vi) breach of Executive’s duty of loyalty, including the diversion or usurpation of corporate opportunities properly belonging to the Company; (vii) disregard of the Company’s policies and procedures as applicable to Executive; (viii) breach of any of the terms of this Agreement or any other agreement between Executive and the Company; (ix) adjudicated guilty in a court of competent jurisdiction for discrimination or harassment of any employee; or (x) insubordination or refusal to follow the reasonable instructions of the Board. It is understood and agreed that the Company’s failure to achieve any particular financial goal, target or result shall not constitute “Cause” for termination. In any proceeding in which the Company contends that Executive was terminated for Cause, the Company shall bear the burden of proving that Executive was terminated for Cause as defined in this Agreement. In any proceeding in which Executive contends that Executive’s termination of employment was a Good Reason Resignation, Executive shall bear the burden of proving that his Resignation was a Good Reason Resignation (as defined herein).

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(b) Resignation by Executive. Executive’s employment shall terminate automatically upon Executive’s resignation. Executive agrees to provide written notice to the Company at least thirty (30) days prior to the date of resignation (during such time the Company must continue to pay Executive’s his Base Salary but may require Executive to cease performing any services and not show up at any office). If Executive resigns for any reason, Executive shall be entitled to receive the Accrued Rights and any rights and/or payments available to him pursuant to Section 13 of this Agreement. In the event of a Good Reason Resignation by the Executive, in addition to any Accrued Rights and any Annual Bonus earned by the Executive, subject to the provisions of Section 5(c) hereof, the Executive shall be entitled to Severance Payments (as defined in Section 8(e) hereof). “Good Reason Event” shall mean: (i) a diminution in Executive’s Base Salary (other than a diminution resulting from a payroll reduction policy generally impacting all Company employees or generally impacting all senior executives of the Company and the decrease to Executive’s Base Salary is not materially disproportionate to the percentage decrease in salary applicable to other senior executives of the Company) (ii) a material diminution in Executive’s authority, duties or responsibilities that typically would result in Executive no longer being the CEO or reporting to the Board of a similarly situated company; (iii) a material change in the geographic location where the Executive must work; (iv) any other action or inaction by the Company constituting a material breach of this Agreement. Executive shall be considered to have terminated his employment under this Agreement as a “Good Reason Resignation” if and only if (A) a Good Reason Event shall have occurred, (B) Executive gives written notice to the Board of his intention to resign within 30 days of the condition constituting a Good Reason Event first occurring, such notice specifying in detail which Good Reason Event(s) have occurred, and the Company does not cure the Good Reason Event within 30 days after receipt of such notice, and (C) Executive does in fact resign from all positions with the Company after the expiration of such 30 day period referred to in clause (B).

(c) Disability. Executive’s employment may be terminated by the Company if Executive is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or (ii) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident or health plan covering employees of the Company (“Disability”). Upon termination of Executive’s employment for Disability, Executive shall be entitled to receive the Accrued Rights and any Annual Bonus earned by the Executive, subject to Section 5(c) hereof. Except as provided in this clause (c), following Executive’s termination of employment due to Disability, Executive shall have no further rights to any compensation or any other benefits, except as provided in Section 13 of this Agreement.

(d) Death. Executive’s employment shall terminate upon Executive’s death. Upon termination of Executive’s employment for death, Executive’s estate shall be entitled to receive the Accrued Rights and any Annual Bonus earned by the Executive, subject to Section 5(c) hereof. Except as provided in this clause (d), following Executive’s termination of employment due to death, Executive shall have no further rights to any compensation or any other benefits, except as provided in Section 13 of this Agreement.

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(e) Termination by the Company Without Cause. Executive’s employment may be terminated by the Company at any time without Cause; provided that the Company agrees to provide Executive thirty (30) days’ prior written notice of such termination (during which time the Company must continue to pay Executive his Base Salary but may require Executive to cease performing any services and not show up at any office). If the Executive’s employment is terminated by the Company without Cause (other than by reason of death or Disability), in addition to any Accrued Rights and any Annual Bonus earned by the Executive, subject to Section 5(c) hereof, the Company shall pay, in installments as hereinafter provided, severance compensation in an amount equal to one (1) year of Executive’s then current Base Salary (the “Severance Payments”). Except as provided in this clause (e), following Executive’s termination of employment by the Company without Cause (other than by reason of Executive’s death or Disability), Executive shall have no further rights to any compensation or any other benefits under this Agreement, except as provided in Section 13 of this Agreement.

(f) Severance Payments; Release. Upon Executive’s termination of employment or within five (5) business days thereafter, the Company shall provide Executive with a written form of general release of employment-related claims in favor of the Company and its affiliates (the “Release”), in such form and substance as shall be reasonably required by the Company. As a condition of receiving Severance Payments hereunder, Executive must sign the Release and return it to the Company within twenty one days (or forty-five days, if such period is required by applicable law) and allow such Release to become effective by not revoking the Release within seven days after returning it to the Company. Severance Payments payable hereunder shall be paid to Executive in consecutive, semi-monthly installments over a period of twelve (12) months in accordance with the Company’s standard payroll policy, with payments commencing on the first regular payroll date after the Release has become effective (by expiration of the revocation period); provided, however, if such commencement date could occur in either of two calendar years based on the timing of Executive’s return of the Release, payment shall commence with earliest payment period in which the Release is effective in the second calendar year, to the extent that such delay is required to comply with the requirements of Code Section 409A and the guidance thereunder. Notwithstanding the foregoing, if the Company shall, at the time of termination of the Executive’s employment, be a company with a class of equity securities that is publicly traded on an established securities market and if Executive constitutes a “specified employee” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, and any applicable Treasury Regulations proposed or promulgated thereunder, then all installments of the Severance Payments which, but for this sentence, would have been due and payable within six (6) months after the effective date of such termination shall instead be due and payable on the first installment payment date occurring more than six (6) months after such effective date. Any Severance Payments earned hereunder shall be in lieu of any other claim for compensation whether under this Agreement (except as provided elsewhere herein, if any), or under any wage continuation law or at common law or otherwise, or any and all claims to severance or similar payments or benefits which Executive may otherwise have or make.

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(g) Cessation of Severance Payments. Notwithstanding anything in this Agreement to the contrary, if, during the period of time during which any Severance Payments are payable to Executive under subsections (b) or (e) of this Section 8, the Executive engages in any activity (“Competitive Activities”) which violates any of the restrictions contained in Section 10 hereof, then, from and after the date Executive engages in such Competitive Activities, in addition to all other rights and remedies of the Company, the Company shall not be obligated to make any further Severance Payments.

(h) Board and Other Resignation. Upon termination of Executive’s employment for any reason or no reason, Executive agrees that Executive shall automatically be deemed to have resigned, as of the date of such termination, from (i) the Board (and any committees thereof) and the governing body of any of the Company’s affiliates, if Executive is serving on any such governing bodies; (ii) any employment or other position with the Company’s affiliates, including as a manager or officer of any thereof; (iii) any position with any other investment, joint venture or other entity in which the Company or any of its affiliates has rights; and (iv) any position in which Executive is acting on behalf of or as a representative of the Company (such as a trustee or administrative committee member with respect to a tax-qualified retirement plan).

(i) Return of Materials. Upon termination of Executive’s employment with the Company for any reason or no reason, Executive shall (i) cease and not thereafter commence use of any Confidential Information (as defined below) or intellectual property (including without limitation, any invention, works, trade secret, trademark, trade name, logo, domain name or other source indicator) owned or used by the Company or any of its affiliates; (ii) immediately destroy, delete, or return to the Company, at the Company’s option, all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, letters and other data) in Executive’s possession or control (including any of the foregoing stored or located in Executive’s office, home, laptop or other computer, whether or not Company property) that contain Confidential Information or otherwise relate to the business of the Company or any of its affiliates; and (iii) notify and fully cooperate with the Company regarding the delivery or destruction of any other Confidential Information of which Executive is or becomes aware.

9. Confidentiality. Executive acknowledges that in the course of Executive’s employment Executive will acquire knowledge of the Company’s and its affiliates Confidential Information. Executive, in order to perform Executive’s obligations under this Agreement, must necessarily acquire knowledge of such Confidential Information, all of which Executive acknowledges are not known outside the business of the Company and its affiliates, are known only to a limited group of their top employees and directors, are protected by strict measures to preserve secrecy, are of great value to the Company and its affiliates, are the result of the expenditure of large sums of money, are difficult for an outsider to duplicate, and disclosure of which would be extremely detrimental to the Company and its affiliates. Executive acknowledges that all Confidential Information shall at all times remain the property of the Company, and the Company shall have free and unlimited access at all times to all materials containing Confidential Information and shall have the right to claim and take possession of such materials on demand. Except as required by Executive’s duties to the Company, Executive will not, during Executive’s employment by the Company or thereafter, directly or indirectly use,

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divulge, disseminate, disclose, or publish any Confidential Information without having first obtained written permission from the Board to do so. Executive will safeguard and maintain secret all Confidential Information and all documents and things that include or embody Confidential Information. Executive acknowledges that the Company may receive confidential or proprietary information belonging to customers, or other third parties subject to the Company’s duty to not disclose said information. Accordingly, Executive hereby agrees that Executive shall not, either during employment with the Company or at any time thereafter, disclose to anyone (except as authorized by the Company in the furtherance of its business), publish, or use in competition with the Company, any such third party confidential and proprietary information. “Confidential Information” means any oral or written information disclosed to Executive or known by Executive as a consequence of or through Executive’s employment by the Company relating to the Company’s or any affiliate’s business, products, processes, or services, including, but not limited to, information relating to research, development, discoveries, concepts, and ideas, whether patentable or not including, but not limited to, apparatus, processes, methods, compositions of matter, techniques, and formulas, as well as related improvements or know-how, works of authorship fixed in a tangible medium of expression, products under development, manufacturing, processes, formulas, strategic plans, purchasing, finance, accounting, revenues, costs or expenses, engineering, marketing, selling, suppliers, customer lists, customer requirements, trade secrets and the documentation thereof; provided, however, that Confidential Information shall not include: (i) information that was publicly known prior to the date of disclosure or published or otherwise becomes publicly known after the date of disclosure through no fault of Executive; or (ii) was rightfully in the possession of or independently derived by a party to whom such information was disclosed whether before or after disclosure by Executive. If Executive is requested or becomes legally compelled to make any disclosure that is prohibited or otherwise constrained by this Agreement, Executive will provide the Company with prompt notice of the request so that it may seek an appropriate protective order or other remedy and Executive shall only disclose so much of that Confidential Information as he is required to disclose by law.

10. Limited Restricted Covenants. During employment and thereafter, it is important for the Company to protect its legitimate business interests. Therefore, this limited non-competition and non-solicitation provision is drafted narrowly so as to safeguard the Company’s legitimate business interests while not unreasonably interfering with Executive’s ability to obtain other non-competitive employment. The Company does not intend, and Executive acknowledges, that this limited non-competition provision is not an attempt to prevent Executive from obtaining other employment with any particular prospective employer, though it may prohibit Executive from soliciting certain customers and others who have business relations with the Company. As a condition of employment with the Company, Executive agrees as follows:

(a) During Executive’s employment by the Company and during a period of twelve (12) months after Executive’s termination of employment with the Company (regardless of the reason for termination, including with or without Cause, Disability and resignation), Executive shall not, directly or indirectly, have any ownership interest in, work for, advise, consult with, or have any business connection with any person or entity (i) that engages in the business of originating and/or servicing mortgage loans in or from the geographical locations in which the Company then currently operates during the Executive’s employment or upon Executive’s termination of employment, as applicable, or (ii) that competes with the Company or that is planning to compete with the Company or any of its subsidiaries. Nor, during such periods, shall Executive undertake any actions with respect to competitors of the Company that could be detrimental to the Company.

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(b) For a period of two (2) years after termination of Executive’s employment with the Company (regardless of the reason for termination, including with or without Cause, Disability and resignation), Executive shall not (i) solicit or sell to any Customer (as defined below) any product or service that competes with the Company’s or any of its subsidiaries products or services; (ii) request or advise any Customer to withdraw, curtail, or cease such business with the Company and/or its subsidiaries; (iii) disclose to any person or entity the identities of any Customers; and/or (iv) influence or attempt to influence any employee or contractor of the Company or any of its subsidiaries to separate from the Company. “Customer” means any person or entity who is a customer or prospective customer of the Company and/or any of its subsidiaries (including, without limitation, any third party mortgage loan originators), and that (i) Executive or any other officer of the Company solicited, serviced, or sold to within two (2) years of the termination of Executive’s employment with the Company and/or (ii) Executive learned of at anytime within two (2) years of the termination of Executive’s employment with the Company.

11. Additional Restriction Matters. The provisions of Sections 8 through 14 shall survive the termination of Executive’s employment for any reason or no reason. Executive agrees that the restricted period of time in Sections 9 and 10 will be tolled during any periods of non-compliance by Executive. It is expressly understood and agreed that although Executive and the Company consider the restrictions contained in Sections 9 and 10 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in Sections 9 or 10 of this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

12. Injunctive and Other Relief. Executive acknowledges that any restricted activity referred to in this Agreement including, without limitation, in Sections 9 and 10 would cause irreparable injury to the Company, and further acknowledges that the remedies at law for any breach by Executive would be inadequate, and further agrees that the Company shall be entitled, if it so elects, to institute and prosecute legal proceedings to obtain temporary, preliminary, and/or permanent injunctive relief to enforce any provision without proof of actual injury or damage and without posting security.

13. Put Rights; Redemption Rights.

(a) Put Rights. In the event of the (i) termination of Executive’s employment pursuant to Sections 8(b), 8(c), 8(d) or 8(e) or (ii) the acquisition by the Company of a third-party (whether through the acquisition of equity securities or of all or substantially all of the assets of such third party) that is primarily engaged in a business that is not the core business of the Company, then the Executive or, if applicable, the personal

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representative or estate or other appropriate successor in interest or guardian of Executive (collectively, the “Legal Representative”) shall, in addition to receiving the applicable amounts set forth in Section 8 hereof, have the right, exercisable by delivering written notice to the Company, to cause the Company to repurchase all of the shares of capital stock of the Company (“Shares”) and all Eligible Stock Options (as defined below) owned beneficially or of record by Executive (or, if applicable, the Legal Representative) for the Purchase Price (as defined below) thereof. “Eligible Stock Options” shall mean any and all vested Stock Options with an exercise price greater than the per share “Market Value” of Common Stock (as determined below).

(b) Option to Purchase on Cessation of Employment. In the event Executive ceases to be employed by the Company for any reason, the Company shall have the option to purchase all, but not less than all, of the Shares and all Eligible Stock Options owned beneficially or of record by Executive. The Shares and Eligible Stock Options that the Company elects and/or is required to purchase pursuant to this subsection (b) and the Shares that the Company is required to purchase pursuant to subsection (a) are hereinafter referred to as the “Purchased Shares.”

(c) Determination of Purchase Price. If the option described in subsection (b) is exercised (or if such purchase is required pursuant to subsection (a)), Executive shall sell the Purchased Shares to the Company and the Company shall purchase the Purchased Shares at a purchase price (the “Purchase Price”) equal to the product of (i) the number of Purchased Shares held by Executive on the date of purchase multiplied by (ii) the per share “Market Value” (as defined below) of Common Stock as of the date written notice is delivered to Executive or the Company, as the case may be, exercising the put right or purchase option pursuant to Section 13(a) or (b), as applicable (the “Valuation Date”). “Market Value” shall mean the fair value of 100% of the outstanding Common Stock of the Company (on a fully diluted, as converted basis, including, without limitation, the shares of Common Stock into which all shares of Company preferred stock outstanding immediately prior to the Valuation Date could be converted at the conversion rate then in effect) based upon the sale of the Company as a going concern to a strategically motivated and financially able buyer, without any discount for the nonliquidity or minority ownership of the Common Stock, as determined in good faith by the Board. In the event that Executive or, if applicable, his Legal Representative disagrees with the Board’s computation of Market Value, then Market Value shall be determined by a qualified independent investment banker or appraiser agreed to by the Board on the one hand and Executive or, if applicable, his Legal Representative on the other hand. Notwithstanding the foregoing, the Purchase Price of each Eligible Stock Option shall be the Market Value per share less the applicable exercise price for such Eligible Stock Option.

(d) Closing; Procedures. The Executive’s right to obligate the Company to purchase the Shares pursuant to Section 13(a) and the Company’s option to purchase all, but not less than all, of the Shares pursuant to Section 13(b) shall continue for a period of one (1) year following the date of termination of Executive’s employment with the Company. If the Company exercises its option pursuant to subsection (b) or Executive or the Legal Representative exercises his right pursuant to subsection (a), then the sale of the Purchased Shares pursuant to this Section 13 shall be consummated on the date

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mutually agreed upon by the Company and the Executive or the Legal Representative, which date shall be, unless otherwise agreed to by the Company and Executive, no later than 90 days after the Company notifies Executive or the Legal Representative that the Company has exercised its option or 90 days after Executive or the Legal Representative notified the Company that Executive or the Legal Representative has exercised his option, as applicable (the “Closing”). The Closing shall occur at the Company’s Indianapolis, Indiana office. At the Closing, the Company shall pay all or the appropriate portion of the Purchase Price, and Executive must deliver properly endorsed stock certificates, signatures guaranteed, and all other documents that the Company may reasonably require for the purpose of establishing, transferring and guaranteeing absolute title to the Purchased Shares purchased, free and clear of all liens, claims or encumbrances, and obtaining the transfer of the Purchased Shares on the books of the Company.

(e) Payment of Purchase Price. The Purchase Price shall be paid as follows: one-half ( 1/2) of the Purchase Price shall be made by certified check or wire transfer at the Closing and the balance, plus accrued and unpaid interest (at the highest interest rate being paid to preferred shareholders), shall be payable on or before the first anniversary of the date of Closing (the “Closing Date”) pursuant to the terms of a promissory note; provided, however, that if on the Closing Date or the first anniversary thereof the funds of the Company legally available to redeem the Purchase Shares are insufficient to redeem the total number of Purchased Shares to be redeemed on such date, the Company will use those funds which are legally available therefor to redeem the maximum possible number of Purchased Shares and at any time after such date when additional funds of the Company are legally available for the redemption of the Purchased Shares, such funds will immediately be used to redeem the balance of the Purchase Shares. In addition, any unpaid portion of the Purchase Price may be repaid or pre-paid by the Company at any time and from time to time without penalty. The Company may assign its rights under Section 13(b) of this Agreement to one or more of its affiliates.

(f) Restrictive Legend. An executed copy of this Agreement will be kept on file by the Company at its principal office. Executive agrees that certificates evidencing ownership of any Shares, whether existing at the date of this Agreement or issued or reissued subsequent thereto, will bear a legend in the form required by the Company.

(g) Community Property. Unless the Company waives this requirement in writing, if, under applicable law, the Shares are the community property of a husband and wife, or any income therefrom will be community income, the spouse of Executive must become a party to and bound by the provisions of this Agreement by signing a signature page acknowledging the provisions of this Agreement and agreeing to be bound by this Agreement with respect to the Shares.

14. Miscellaneous.

(a) Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, without regard to conflicts of laws principles thereof. The Company is headquartered in Indiana, Executive lives and works in Indiana, and Executive understands the Company’s desire and need to defend any litigation against it in Indiana. Accordingly, the parties agree that any claim of any

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type brought by Executive or the Company must be maintained only in a court sitting in Marion County, Indiana or, if a federal court, the Southern District of Indiana. Executive specifically consents to personal jurisdiction in the State of Indiana. Notwithstanding any rights to a jury trial for any claims, Executive and the Company waive any right to a jury trial, and agree that any claim of any type hereunder lodged in any court will be tried, if at all, without a jury.

(b) Compliance with Code Section 409A. This Agreement is intended to comply with the requirements of Code Section 409A, and it shall be interpreted and administered to effect compliance. To effect such compliance, references to “termination of employment” and similar terms shall be deemed to mean “separation from service” within the meaning of Code Section 409A(a)(2)(A)(i).

(c) Entire Agreement/Amendments. This Agreement contains the entire understanding of the parties with respect to the employment of Executive by the Company and supersedes all prior written and oral statements or agreements, including without limitation that certain Mutual Non-Disclosure and Confidentiality Agreement by and between Executive and the Company. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.

(d) No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(e) Severability. If any provision of this Agreement is determined to be unenforceable, the remaining provisions shall remain in full force and effect. The parties agree that if any provision is susceptible of two or more constructions, one of which would render the provision unenforceable, then the provision shall be construed to have the meaning that renders it enforceable.

(f) No Assignment. This Agreement and all of Executive’s rights and duties hereunder, shall not be assignable or delegable by Executive. Any purported assignment or delegation by Executive in violation of the foregoing shall be null and void ab initio and of no force or effect.

(g) Set Off; No Mitigation. The Company’s obligation to pay Executive the amounts provided and to make the arrangements provided hereunder shall be subject to set-off, counterclaim or recoupment of amounts owed by Executive to the Company or its affiliates; provided, however, that in no event shall Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Executive under this Agreement. Notwithstanding the foregoing, no set-off or similar recoupment shall be permitted to the extent that it would cause any amount payable hereunder to be subject to additional taxes under Code Section 409A.

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(h) Successors; Binding Agreement. This Agreement shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees of the parties hereto.

(i) Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand, U.S. Mail, or overnight courier, addressed to the respective addresses set forth below in this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

If to the Company:

Board of Directors of Stonegate Mortgage Corporation

c/o Long Ridge Equity Partners LLC

1120 Avenue of the Americas, 18th Floor

New York, NY 10036

Attn: Kevin Bhatt

If to Executive:

To the most recent address of Executive set forth in the personnel records of the Company.

(j) Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

(k) Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Each of the parties hereto respectively agrees that faxed or electronically transmitted copies of the signature pages of this Agreement, whether sent to any other party hereto or to such other party’s respective counsel, shall be deemed definitively executed and delivered, and with the same force and effect as if manually signed and delivered, and for all purposes whatsoever

(l) Pre Suit Mediation. Other than in respect to any claim by the Company to enforce any of its rights under Sections 9 or 10 of this Agreement and except as contemplated by Section 12 of this Agreement, prior to initiating litigation, the party contemplating litigation must first serve written notice to the other party within 90 days of the alleged loss setting forth in detail the nature of the alleged claim and an itemization of remedies sought. Such party must then submit to mediation in good faith, bearing 50% of the mediation expense. Failure to serve timely written notice or to mediate in good faith shall serve as a waiver of any rights to pursue litigation.

(m) Executive Acknowledgments. Executive acknowledges and agrees that Executive has carefully read this entire Agreement and has been given sufficient opportunity to discuss this Agreement with the Company before signing. In addition, Executive acknowledges and agrees that Executive has been given an adequate opportunity to consult with Executive’s lawyer, accountant, tax advisor, spouse and other persons Executive deems appropriate concerning this Agreement and the terms and conditions hereof.

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(n) Subsequent Employers. Executive agrees that after the cessation of Executive’s employment with the Company for any reason or no reason, Executive will not enter into any agreement that conflicts with Executive’s obligations under this Agreement, and Executive will (and the Company may) inform any subsequent employers of Executive’s obligations under this Agreement.

[Signature Page Immediately Following]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Employment Agreement as of the day and year first above written.

“Company”

STONEGATE MORTGAGE CORPORATION

By:	/s/ Barbara A. Cutillo
Name: Barbara A. Cutillo
Title: CFO and Secretary

“Executive”

/s/ James J. Cutillo
James J. Cutillo

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